Exhibit 4.53
English Translation for Reference
LETTER OF UNDERTAKING
IT IS HEREBY UNDERTAKEN THAT:
Huang Hua, a citizen of the People’s Republic of China (hereinafter referred to as “China”), with the Chinese ID card number: 110108196204292252, holds 40% equity interest of Taiyuan Primalights III Agriculture Development Co., Ltd. (hereinafter referred to as “P3A”);
The above shareholder hereby irrevocably undertakes to Aero Biotech Science & Technology Co., Ltd. (hereinafter referred to as “Agria China”) as follows:
Once I, as a shareholder of P3A, receive any dividends, bonuses or other distributions from P3A, I shall transfer all such incomes remaining after the deduction of any taxes payable thereon, without compensation, to Agria China and/or any person designated by it unless this is restricted by laws, regulations or judicial proceedings.
Undertaken by (Signature):

/s/ Huang Hua

June 30, 2008